UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of July 2026

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Corporate Governance Report

KEPCO has prepared this report in accordance with Article 24-2 of the Enforcement Rules of KOSPI Market Disclosure Regulation of Korea Exchange in order to provide investors with further information to help them better understand KEPCO’s corporate governance.

This is a summary in English of the Corporate Governance Report originally prepared in Korean. In the translation process, some parts of the report have been reformatted, rearranged or summarized for the convenience of readers. Nonmaterial or previously disclosed information may also have been omitted or abridged.

Unless expressly stated otherwise, this report reflects KEPCO’s corporate governance structure as of May 31, 2026.

I.	Key Indicators of Governance

Compliance Rate: 73.3%

Key indicator	2025

Notice four weeks before the General Meeting	X

Electronic voting system	O

Avoiding a peak day for the Annual General Meeting	X

Providing predictability related to cash dividends	X

Notification of dividend policy at least once a year	X

Succession policy for CEO	O

Internal control policy such as risk management	O

Independent director chairing the Board of Directors	O

Adopting a concentrated voting system	O

Preventing the appointment of executives responsible for damaging corporate value or shareholders’ rights	O

The Board is not single-sex	O

Independent internal audit department	O

Accounting or financial experts in the internal audit organization	O

The internal audit organization met the external auditor without directors present more than once per quarter	O

The internal audit organization can access important management information	O

II.	Corporate Governance

1. Corporate Governance Policy

(1) Shareholders

KEPCO has been striving for transparent governance since its listing on the stock market to protect shareholders’ rights and enhance shareholder value.

(2) Board of Directors

In order to ensure transparency in its corporate governance, anyone interested in KEPCO’s corporate governance practice can access, on its corporate website, Articles of Incorporation of KEPCO, Regulations Concerning the Board of Directors, Regulations Concerning Operations of the Audit Committee and KEPCO’s other internal regulations related to its corporate governance.

To ensure the transparency of its corporate governance through independent decision-making processes, KEPCO maintains non-standing directors as a majority of the Board. The Board of Directors is composed of seven standing directors, including the CEO, and eight non-standing directors. The chairperson of the Board of Directors is appointed from among non-standing directors to ensure the fair collection of opinions and suggestions regarding overall management.

Furthermore, non-standing directors are elected from among professionals with expertise in finance, accounting, labor management and energy industries, so as to fulfill their roles of consulting and advising on the agenda of board meetings.

KEPCO strives to provide sufficient information on each agenda to directors before the board meeting so that the directors can make an informed decision.

(3) Audit

The Audit Committee inspects the accounting and management issues, and also evaluates the operation of Internal Control over Financial Reporting. Moreover, it supervises the performance of directors and management to ensure that they make rational business decisions.

The Audit Committee consists of three directors, two of whom are required to be non-standing directors. The chairperson of the committee is required to be a non-standing director. One member of the Audit Committee is a standing director and is appointed upon the recommendation of the Director Nomination Committee and by the resolution of the general meeting of shareholders. Other members of the Audit Committee who are non-standing directors are appointed from among non-standing directors and by the resolution of the general meeting of shareholders.

The Audit Committee maintains objectivity in conducting audits, by working separately from the directors and management. If it is necessary to carry out its duties, the committee may request any related executive or employee to attend committee meetings, to submit reports and to state his or her opinion. Also, the committee may seek advice from external experts at the company’s expense.

2.	Key Characteristics of Corporate Governance Structure

(1) Organization of the Board of Directors

As the highest decision-making body of the company, the Board of Directors is composed of seven standing directors (including the CEO) and eight non-standing directors, securing its independence by having non-executive directors constitute a majority of the Board. Non-standing directors are elected from candidates with ample industrial or professional knowledge and experience without discrimination based on sex, race, age, nationality or cultural background so as to respond flexibly and professionally to a diversifying business environment. For fair and transparent operation of the Board of Directors, the chairperson is appointed from among non-standing directors following the review and resolution of the Committee for Management of Public Institutions under the Ministry of Climate, Energy and Environment pursuant to Article 21 of the Act on the Management of Public Institutions.

(2) Subcommittees in the Board of Directors

KEPCO operates four subcommittees under the Board of Directors, namely, the Audit Committee, the ESG Committee, the Director Nomination Committee, and the Power System Committee to strengthen the preliminary review and support the rational decision-making of the Board of Directors. The Audit Committee consists of two non-standing directors and one standing director, at least one of whom is appointed from among accounting or financial experts to conduct an audit of business and accounting. In December 2020, as the first public enterprise in Korea, KEPCO additionally established an Environment, Social and Governance (ESG) Committee under its Board of Directors to reinforce its ESG-based management system. The ESG Committee consists of three non-standing directors and one standing director and is responsible for resolving major management issues related to ESG, establishing ESG management strategies and business plans, checking on the overall direction of sustainable management and monitoring achievements and issues related to such performance. The Director Nomination Committee is in charge of the appointment of new directors. The Committee members consist of non-standing directors and other external members selected by the Board of Directors. The total number of members must be not less than five and not more than fifteen. The Board of Directors appoints external members comprising less than half of the members to maintain independence in the appointment of directors. The Power System Committee consists of three non-standing directors and one standing director and is in charge of the preliminary review of major agendas that require board approval, the deliberation of key management issues related to the power system, such as major plans for the power system requested by the board, and the inspection and feedback on the implementation of key policy plans and achievements related to the power system.

(3) Expertise of subcommittees in the Board of Directors

In order to enhance the expertise of its Board of Directors, KEPCO considers each candidate’s expertise at the document screening stage for director candidates and has actively recruited many experts in various fields. KEPCO appoints members of subcommittees such as the ESG Committee or the Audit Committee based on the professional fields of each non-standing director and also obtains comprehensive advice from the ESG Advisory Committee and the Audit Advisory Committee which are composed of external specialists. In addition, KEPCO strives to strengthen the expertise of its directors by regularly providing education related to internal control over financial reporting and ESG.

The Audit Committee consists of three directors, two of whom are required to be non-standing directors and one standing director, and at least one of whom is appointed from among accounting or financial experts to conduct an audit of business and accounting. The ESG Committee consists of three non-standing directors and one standing director and it is in charge of deliberating on major management issues related to ESG, establishing ESG management strategies and related business plans, checking on the overall direction of sustainable management and monitoring and supervising achievements and issues related to such performance. The Director Nomination Committee, when the appointment of executives is required, is composed of a majority of non-standing directors and not less than five and not more than fifteen external members selected by the Board of Directors through a board resolution, thereby ensuring independence in the appointment of directors. The Power System Committee consists of three non-standing directors and one standing director and is in charge of the preliminary review of major agendas that require board approval in the power system sector, the deliberation of key management issues related to the power system such as major plans for the power system requested by the board, and the inspection and feedback on the implementation of key policy plans and achievements related to the power system. In addition, in order to enhance expertise, KEPCO strives to strengthen the capability of its directors by regularly providing education related to internal control over financial reporting and ESG.

(4) Independence of the Board of Directors

KEPCO ensures the independence of its Board of Directors so that the directors can carry out their duties of ‘checks and balances’ in a responsible manner. KEPCO supports directors’ and officers’ liability insurance to support their decision-making with a firm conviction, and prohibits any director who has a special interest in an agenda item from participating in the related board resolution. KEPCO also strictly scrutinizes whether a non-standing director candidate has any related-party transaction that would disqualify such candidate from his or her directorship under the Korean Commercial Act.

(5) Current State of Corporate Governance

Subcommittees	Composition (Number of Non-Standing Directors / Number of total Directors)	Chairperson (Status as Standing/Non-standing director)	Key Roles
Board of Directors	8/15 (composed of a majority of non-standing directors)	Non-standing Director

•

Setting business objectives, budget, financing plans and operational plans;

•

Use of reserve funds;

•

Settlement of annual accounts;

•

Acquisition, addition and disposal of generation facilities in excess of 200,000 kW capacity and fixed assets valued at more than Won 30 billion (other than generation facilities and transmission and substation facilities);

•

Long-term planning for electricity transmission and substation;

•

Long-term borrowings, corporate debenture issuance and repayments thereof;

•

Electricity tariff rates;

•

Disposition of surplus funds;

•

Investment in or in-kind contributions to other entities;

•

Debt guarantees for other entities;

•

Amendment to the Articles of Incorporation;

•

Establishment and amendment to major internal regulations;

•

Calling of the general meeting of shareholders and determination of the agenda therefor;

•

Issuance of new shares and disposition of forfeited shares and fractional shares;

•

Capital increase and decrease;

•

Approval of asset revaluation amounts;

•

Corporate dissolution;

•

Research and development plans;

•

Merger, dissolution and guarantee of investee companies;

•

Composition of the Director Nomination Committee and determination of the criteria for evaluating director nominees;

•

Management contract with the CEO;

•

Request for dismissal of the CEO;

•

Expansion and establishment of regional offices;

•

Remuneration for executives;

•

Modification of resolutions previously made by the Board of Directors, according to increases in total expenses (over 10% or 10 billion won) or significant changes to the original plan

•

Related-party transactions amounting to more than 5% of total equity or 50 billion won; and

•

Other matters deemed necessary by the CEO or the Board of Directors

Director Nomination Committee	Not less than five and not more than fifteen (external members less than half of the members)	Non-standing Director

•

Determination of the recruitment method for executive candidates and screening of executive candidates

•

Determination of candidates to be recommended for executive positions

•

Negotiation of management contracts with the candidate to be recommended for the CEO position

• Other matters and operations related to the recommendation of executive candidates
Audit Committee	2/3	Non-standing Director

•

Conducting audits on the business and accounting of the company and reporting the results

•

Appointment of external auditors and approval of non-audit services

•

Other matters stipulated by relevant laws and the Articles of Incorporation

ESG Committee	3/4	Non-standing Director

Deliberation and resolution on the following matters:

•

Preliminary review of major agendas related to ESG among matters requiring board approval

•

Deliberation and resolution on key management issues, including major implementation plans related to ESG management

•

Deliberation and resolution on other matters deemed necessary by the Board of Directors and the Committee

Power System Committee	3/4	Non-standing Director

•

Preliminary review of major agendas requiring board approval on Power System sector

•

Deliberation of key management matters related to the power system

•

Inspection and feedback on the implementation of key policy plans and achievements related to the power system

III.	Shareholders

Core Principle 1. Shareholders’ Rights

Detailed Principle 1-① Providing sufficient information on the General Meeting of Shareholders

To comply with the legal deadline, KEPCO makes a public disclosure immediately after the board resolution to hold a general meeting of shareholders and announces the time, place, agenda and other details of the meeting at least two weeks before the date of the meeting.

KEPCO’s general meetings of shareholders in the period from January 2025 to June 2026 were held as follows:

Type	Date of Resolution	Date of Notice	Date of Meeting	Period of Notice
Annual General Meeting	Feb. 28, 2025	Mar. 11, 2025	Mar. 26, 2025	15 days
	Feb. 26, 2026	Mar. 10, 2026	Mar. 25, 2026	15 days
Extraordinary General Meeting	Dec. 20, 2024	Dec. 20, 2024	Jan. 6, 2025	17 days
	May 9, 2025	May 13, 2025	May 28, 2025	15 days
	Apr. 10, 2026	Apr. 10, 2026	Apr. 27, 2026	17 days
	May 6, 2026	May 6, 2026	May 21, 2026	15 days

Detailed Principle 1-② Encourage shareholders to participate in the General Meeting

KEPCO implements an electronic voting system so that shareholders can participate in the General Meeting and exercise their rights smoothly. Also, in order to facilitate shareholders’ attendance in 2024 and 2025, the Annual General Meetings were held on a date other than the dates that the Korea Listed Companies Association recommends avoiding as there are a concentrated number of companies holding their annual general meetings on those dates.

However, with respect to the 65th Annual General Meeting of Shareholders, although we made efforts to avoid holding the meeting on a peak meeting date, after comprehensively considering shareholders’ need for sufficient time to review the agenda items, the voting period, and the financial closing schedule, we were unavoidably required to hold the meeting on a peak meeting date. KEPCO has adopted an electronic voting system to maximize shareholder participation in the general meeting and is making its best efforts to ensure that shareholders can exercise their voting rights smoothly through this system. We will continue to seek ways to enable greater shareholder participation in the future.

A list of the agenda items voted on at the general meetings of shareholders in the period from January 2025 to June 2026 is provided below:

Date of Meeting	Resolution	Agenda	Outstanding Shares	Shares Voted	Shares for (Approval Rate*)
Jan. 6, 2025	Ordinary	Election of a Standing Director - Ahn, Jung-Eun	641,964,077	456,649,381	426,269,508 (93.3%)
Mar. 26, 2025	Ordinary	Approval of financial statements for the fiscal year 2024	641,964,077	464,789,138	459,937,089 (99.0%)
	Ordinary	Approval of the maximum aggregate amount of remuneration for directors in 2025	641,964,077	464,789,138	462,491,873 (99.5%)
May 28, 2025	Ordinary	Election of a Standing Director - Jung, Chi-Kyo	641,964,077	469,488,199	417,919,268 (89.0%)
Mar. 25, 2026	Ordinary	- Approval of financial statements for the fiscal year 2025	641,964,077	511,345,965	506,568,651 (99.1%)
	Ordinary	Approval of the maximum aggregate amount of remuneration for directors in 2026	641,964,077	511,345,965	509,945,280 (99.7%)
	Extraordinary	Approval of amendments to the Articles of Incorporation	641,964,077	511,345,965	510,592,978 (99.9%)
Apr. 27, 2026	Ordinary	Election of a Standing Director Kim, Jae-Koon	641,964,077	498,013,829	453,564,606 (91.1%)
May 21, 2026	Ordinary	- Election of a Standing Director as Comptroller & Auditor General and Member of Audit Committee – Kim, Tae-Ok	287,987,428	139,776,433	87,404,563 (62.5%)

* Under the Korean Commercial Act, the voting rights of the shareholders who hold shares in excess of three percent of the total number of issued shares are limited to three percent when appointing members of the Audit Committee.

* Approval rate is the percentage of the shares voting in favor to the shares voted.

Detailed Principle 1-③ Proposal Right of Shareholders

KEPCO provides information on the proposal right of shareholders via telephone or in writing, but there have been very few cases of shareholders’ proposals at the General Meeting so far. KEPCO will consistently strive to guarantee the shareholders’ proposal right in accordance with the relevant laws and provide the relevant information on such right through KEPCO’s corporate website.

KEPCO assures the proposal right of shareholders in accordance with requirements provided under the Korean Commercial Act. When a certain agenda item is proposed and unless it is against the laws or the Articles of Incorporation of KEPCO, it shall be submitted to the general meeting of shareholders after the resolution by the Board of Directors.

Every shareholder who attends the general meeting of shareholders has the right to inquire about and request explanations of the agenda items, unless he or she obviously intends to obstruct the proceedings of the meeting.

Shareholders may make a proposal for the general meeting of shareholders, but no shareholder proposal has been submitted to the meetings held by June 2026.

Detailed Principle 1-④ Shareholder Return Policy

In accordance with provisions in the Korean Commercial Act, Articles of Incorporation of KEPCO and the KEPCO Act, KEPCO is entitled to pay out dividends. KEPCO determines dividends considering its investment plan, future cash flow and financial structure to enhance shareholder value and increase shareholder return. However, as the resolution of the large-scale accumulated deficit that persisted from 2021 to 2023 is urgent, and a flexible dividend policy is required to respond to the rapidly changing internal and external business environments, KEPCO has not established or announced a mid- to long-term shareholder return policy.

KEPCO’s dividend payments are finally determined at the annual general meeting of shareholders through resolutions by the Board of Directors and announced immediately via DART. As the timing of the turnaround is uncertain due to the recently accumulated deficit, KEPCO has not announced a specific dividend policy. KEPCO discloses key dividend indicators for the most recent three fiscal years in its business reports and semi-annual reports, and provides dividend payment information for the most recent five fiscal years on its corporate website.

Following a return to profitability in the fiscal year 2025, KEPCO paid a dividend of Won 1,542 per share. The dividend record date was the fiscal year end of December 31, 2025, in accordance with Article 15 of KEPCO’s Articles of Incorporation. The dividend was finalized on March 25, 2026, at the annual general meeting of shareholders, upon which the shareholders eligible for dividends and the dividend amount were confirmed. We will strive to enhance the predictability of dividends for our shareholders in the future.

Detailed Principle 1-⑤ Shareholders’ rights to dividends

Pursuant to Article 14 of the KEPCO Act, KEPCO may pay dividends only when profit is generated as a result of the settlement of accounts for a fiscal year. Accordingly, KEPCO was unable to pay dividends for fiscal year 2023 due to a net loss. Although financial conditions remained challenging in fiscal years 2024 and 2025 due to high debt-to-equity ratios (619% in fiscal year 2024 and 444% in fiscal year 2025), despite a return to profitability, KEPCO paid dividends at the maximum level possible within the range that would allow it to secure future financial soundness, in order to respect shareholders’ rights to receive an appropriate level of return on KEPCO’s profits.

As a listed public company, KEPCO implements shareholder returns. Although KEPCO has not paid any dividend for the fiscal year 2023 due to deficits, KEPCO is striving to pay a dividend and faithfully provide information on past dividends to shareholders. The distributable profit for 2024 and 2025 includes net income based on the separate financial statements.

			Cash Dividend
	Fiscal Year	Share Dividend	Distributable Profit (KRW)	Total Dividend (KRW)	Dividend Per Share (KRW)	Dividend Yield (%)
Common Shares	2025	12	7,249,899,527,855	989,908,606,734	1,542	3.2
Class Shares	2025	12	—	—	—	—
Common Shares	2024	—	829,338,815,456	136,738,348,401	213	1.0
Class Shares	2024	—	—	—	—	—

Core Principle 2. Fair and Equitable Treatment of Shareholders

Detailed Principle 2-① Issued Shares and Disclosure of Company Information

Currently, KEPCO’s authorized share capital is as follows.

	Authorized Shares	Issued Shares	Issued Rate	Note
Common Shares	1,200,000,000	641,964,077	53.50%	Registered Common Shares
Class Shares	150,000,000	—	0.00%	Non-Voting Preferred Shares

* Par value of a share is KRW 5,000.

* Issuance rate is the percentage of the issued shares to the authorized shares.

Issued common shares are all registered common shares, and each share shall have one voting right. The voting rights of the shareholders who hold shares in excess of three percent of the total number of issued shares are limited to three percent when it comes to the agenda of election of members of the Audit Committee, under the Korean Commercial Act.

KEPCO makes its company information public through its corporate website and electronic disclosure systems (DART, KIND) in order to provide information in a fair, equitable and timely manner.

KEPCO holds IR meetings in relation to quarterly earnings releases in February, May, August and November. Moreover, following the relocation of its headquarters to Naju City, KEPCO holds weekly IR meetings in Seoul and conference calls with institutional investors. KEPCO announces its earnings release schedule via DART as well as public filings on the SEC website; KEPCO also posts its IR schedule on its corporate website. IR presentations are available on its corporate website, both in Korean and English. (http://home.kepco.co.kr/kepco/EN)

Since listing its American Depositary Receipts on the New York Stock Exchange in October 1994, KEPCO has made English disclosures available on the SEC website through the Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system. The English filings KEPCO makes with the SEC are available by accessing http://www.sec.gov, clicking the “Company Filings” button and entering “Korea Electric Power Corporation” in the “Company Name” search field.

Detailed Principle 2-② Related Party Transactions and the Internal Monitoring System

KEPCO has put into effect several internal regulations, including the Code of Conduct and Conduct Guidelines for its executives and employees, so as to prevent related party transactions and self-dealings that promote private interests among its executives and employees. Also, KEPCO has established an internal monitoring system to identify and appropriately disclose related party transactions between KEPCO and its related parties.

Under the Code of Conduct, employees who harm the proper performance of their duties become subject to disciplinary actions. The Code of Conduct also prohibits employees from engaging in transactions based on information obtained during the course of their employment. In addition, under the Regulations Concerning Public Disclosure, its executives and employees are prohibited from using any material non-public information related to its business in trading of securities or any other transaction.

Detailed Principle 2-③ Shareholder Protection Policy

To protect shareholder rights, KEPCO provides various channels to communicate with shareholders, such as its corporate website, through which shareholders may submit opinions and obtain material information on its major business and operations.

There were no material changes in corporate governance structure or major business from January 2025 to June 2026, including mergers, business transfers, divestitures, exchanges or transfers of its shares.

IV.	Board of Directors

Core Principle 3. Functions of the Board of Directors

Detailed Principle 3-① Management Decisions

The Board of Directors, which is established based on the Korean Commercial Act, reviews and makes resolutions on matters as stipulated by the relevant laws and the Articles of Incorporation of KEPCO, including matters concerning its management targets, budget plans, accounting settlements, mid- and long-term strategies, business plans and other matters deemed necessary by the CEO or the Board of Directors.

Matters subject to resolutions by and reporting to the Board of Directors are as follows.

a)	Matters subject to review and resolution by the Board of Directors

•	Setting business objectives, budget, financing plans and operational plans;

•	Use of reserve funds;

•	Settlement of annual accounts;

•

Acquisition, addition and disposal of generation facilities in excess of 200,000 kW capacity and fixed assets valued at more than Won 30 billion (other than generation facilities and transmission and substation facilities);

•	Long-term planning for electricity transmission and substation;

•	Long-term borrowings, corporate debenture issuance and repayments thereof;

•	Electricity tariff rates;

•	Disposition of surplus funds;

•	Investment in or in-kind contributions to other entities;

•	Debt guarantees for other entities;

•	Amendment to the Articles of Incorporation;

•	Establishment and amendment to major internal regulations;

•	Calling of the general meeting of shareholders and determination of the agenda therefor;

•	Issuance of new shares and disposition of forfeited shares and fractional shares;

•	Capital increase and decrease;

•	Approval of asset revaluation amounts;

•	Corporate dissolution;

•	Research and development plans;

•	Merger, dissolution and guarantee of investee companies;

•	Composition of the Director Nomination Committee and determination of the criteria for evaluating director nominees;

•	Management contract with the CEO;

•	Matters deemed necessary by the CEO to request a review and resolution of the Board of Directors

•	Request for dismissal of the CEO;

•	Expansion and establishment of regional offices;

•	Remuneration for executives;

•	Modification of resolutions previously made by the Board of Directors, according to increases in total expenses (over 10% or 10 billion won) or significant changes to the original plan

•	Related-party transactions amounting to more than 5% of total equity or 50 billion won; and

•	Other matters deemed necessary by the CEO or the Board of Directors.

b)	Matters subject to reporting to the Board of Directors

•	Settlement of accounts for the first half of the fiscal year;

•

Matters noted during the National Assembly audit, audits by accountants performed pursuant to the Act on the Management of Public Institutions, and the audit by the Board of Audit and Inspection pursuant to the Act on the Management of Public Institutions, as well as plans for corrective measures and the results thereof;

•	Outcome of collective bargaining and estimated budget;

•	Performance of the Audit Committee and accounting audit results;

•	Explanation for non-standing director’s request pursuant to Article 20 of the Act on the Management of Public Institutions;

•	Annual performance of the Internal Control over Financial Reporting;

•	Results of large-scale reorganizations, including those involving headquarters;

•	Operating plan under the Act on the Control and Supervision on Nuclear Power Suppliers, etc. for the Prevention of Corruption in the Nuclear Power Industry; and

•	Any other matter that the Board of Directors requires reporting from the CEO.

The Board of Directors may suggest matters to its meetings as agenda items that are deemed necessary regarding its operations in accordance with other laws or the Articles of Incorporation, other than matters subject to resolution by the Board of Directors specified in Regulations Concerning the Board of Directors. The Board of Directors actively proposes agenda items that it considers important for review or resolution, even if review or resolution is not required by applicable laws, as stipulated in Regulations Concerning the Board of Directors.

In accordance with the Regulations Concerning the Board of Directors, the Board of Directors may delegate to the CEO the authority to decide matters that are subject to Board of Directors resolutions to the extent that such matters are deemed to be insignificant. In addition, under the Regulations, the CEO may act on urgent matters first and then promptly request for ratification by the Board of Directors to the extent that time did not permit holding a Board of Directors meeting or the Board of Directors meeting otherwise could not be held. However, if the Board of Directors decides not to ratify the emergency measures undertaken by the CEO, such measures will have no further force and effect.

Detailed Principle 3-② Succession policy for CEO

The President of KEPCO, who concurrently serves as Chief Executive Officer, is appointed in accordance with the Guidelines for Personnel Management of Public Institutions and Regulations Concerning Operations of the Director Nomination Committee. The CEO is appointed by the President of the Republic of Korea upon motion by the Ministry of Climate, Energy and Environment following the nomination by the Director Nomination Committee, the review and resolution of the Committee for Management of Public Institutions (established under the Ministry of Finance and Economy) pursuant to the Act on the Management of Public Institutions and approval at the general meeting of shareholders.

The CEO Nomination Committee consists of five to fifteen members with a majority of non-standing directors, and the chairperson of the committee must be selected from among non-standing directors. The CEO Nomination Committee recommends eligible candidates that meet the criteria stipulated in the Guidelines for Personnel Management of Public Institutions and Regulations Concerning Operations of the Director Nomination Committee. The eligibility criteria for a CEO candidate are as follows:

•	Professional knowledge and experience regarding the electric power industry;

•	Competence in managing organizational and corporate affairs;

•	Commitment and competence to initiate reform;

•	Strategy and vision as the Chief Executive Officer; and

•	Integrity, morality and a strong sense of corporate ethics.

The term of the President & CEO is three years in accordance with the Act on the Management of Public Institutions. However, it can be renewed in one-year increments based on the performance evaluation results.

In the event that the President & CEO cannot perform his or her duties for unavoidable reasons, one of the standing directors shall act for the President & CEO in such order of priority as shall be specified in the Articles of Incorporation of KEPCO. However, if none of the standing directors is able to serve as the President & CEO, the senior non-standing director, the most senior non-standing director (based on the date of appointment if the senior non-standing director is unable to serve) and the eldest non-standing director (based on age if there are more than one such senior non-standing director) shall serve as the President & CEO, in that order of priority.

Detailed Principle 3-③ Internal Control Policy

To identify and manage various types of risks, KEPCO operates a company-wide risk control system and risk governance by designating the Chief Risk Officer (CRO). The risk management departments are set up to identify, diagnose, report and respond for each type of risk.

Also, KEPCO operates the following bodies independently: a Risk Deliberation Committee, which is composed of internal and external experts, external auditors and the Audit Committee under its Board of Directors. Under the Audit Committee, an independent internal audit organization has been established to effectively support an internal control system. The Risk Deliberation Committee ensures its independence and expertise by comprising a majority of external members. For financial risks, an external auditor regularly examines and evaluates financial statements and the internal control system. In addition, the ESG Committee reviews and deliberates on major reports and decisions for non-financial risks such as environmental, social and governance issues.

In terms of compliance management, KEPCO designates the establishment and amendment of internal audit regulations as a matter subject to resolution by the board and operates the Code of Conduct and the Conduct Guidelines for KEPCO executives and employees.

For internal accounting management, KEPCO established Regulations Concerning Internal Control over Financial Reporting and established the internal accounting control system pursuant to the Act on External Audit of Stock Companies, etc. In order to enhance the reliability of financial information and share the importance of Internal Control over Financial Reporting company-wide, KEPCO defines control activities in detail and conducts an annual evaluation of the effectiveness of its internal accounting control system.

The President & CEO of KEPCO is responsible for the company’s internal accounting control system, and the Chief Financial & Strategic Planning Officer oversees the system’s accounting management and operational organization. The CEO checks the effectiveness of the company’s internal accounting control system after the end of every fiscal year and reports the results to the general meeting of shareholders, the Board of Directors, and the Audit Committee. The Audit Committee evaluates the operation of the internal accounting control system and reports the results to the Board of Directors.

For disclosure management, KEPCO established the Regulations Concerning Public Disclosure and operates the disclosure organization to ensure that all information is disclosed in a fair, accurate and timely manner.

The Corporate Planning Department of the headquarters handles the disclosure work and the Audit & Inspection Office checks the disclosure for accuracy and timeliness.

Also, the Chief Financial & Strategic Planning Officer is responsible for establishing and maintaining the disclosure control system and the Accounting Team under Finance & Accounting Department gathers and reviews information to be disclosed from operating departments, periodically and frequently as needed.

KEPCO’s internal control system is divided into “self-compliance” as a precautionary measure and “internal audit” as a post-audit measure for effective internal checks. In addition, KEPCO and its subsidiaries jointly established an internal accounting system to enhance the reliability of consolidated financial information.

Core Principle 4. Composition of the Board of Directors

Detailed Principle 4-① Composition of the Board of Directors

The organizational chart of the Board of Directors is as follows:

Board of Directors • 7 standing directors and 8 non-standing directors • Secretary general: Head of Corporate Planning Department

Director Nomination Committee	Audit Committee	ESG Committee	Power System Committee

• 5-15 members comprised of non-standing directors and external members appointed by the Board of Directors • Secretary: Head of Corporate Planning Department	• 3 members comprised of 1 standing director and 2 non-standing directors • Secretary: Head of Audit & Inspection Office	• 4 members comprised of 3 non-standing directors and 1 standing director • Secretary: Head of Corporate Planning Department	• 4 members comprised of 3 non-standing directors and 1 standing director • Secretary: Head of Power System Planning Department, Head of Distribution Planning Department

The Board of Directors as of June 1, 2026 is listed as follows:

Type	Gender	Name (Age)	Title	Expected term- expiration date
Standing Director	Male	Kim, Dong-Cheol (70)	President & Chief Executive Officer	Sep. 18, 2026
Standing Director	Male	Kim, Tae-Ok (63)	Comptroller & Auditor General and Member of the Audit Committee	May 26, 2028
Standing Director	Male	Oh, Heung-Bok (60)	Corporate Senior Vice President and Chief Financial & Strategic Planning Officer	Feb. 20, 2026
Standing Director	Male	Jung, Chi-Kyo (60)	Corporate Senior Vice President and Chief Safety Officer & Chief Operations Officer	May 27, 2027
Standing Director	Male	Ahn, Jung-Eun (59)	Corporate Senior Vice President and Chief Business Management Officer	Jan. 5, 2027
Standing Director	Male	Kim, Jae-Koon (59)	Corporate Senior Vice President and Chief Power System Officer	Apr. 26, 2028
Non-standing Director	Male	Kang, Hoon (71)	Non-Executive Director and Member of the ESG Committee	Apr. 30, 2026
Non-standing Director	Male	Lee, Heng-Ryul (56)	Non-Executive Director, Labor Director and Member of the Power System Committee	May 6, 2027
Non-standing Director	Male	Lee, Kyung-Sup (69)		May 7, 2028
Non-standing Director	Male	Moon, Jae-Do (66)		May 7, 2028
Non-standing Director	Female	Hwang, Jeong-Hwa (58)		May 7, 2028
Non-standing Director	Male	Kim, Jong-Wook (58)		May 7, 2028
Non-standing Director	Male	Jung, Do-Jin (57)		May 7, 2028
Non-standing Director	Male	Song, Jae-Do (55)		May 7, 2028

Under the Board of Directors, there are four subcommittees, namely, the Audit Committee, the ESG Committee, the Director Nomination Committee and the Power System Committee as follows:

Committees	Main Role of the Committee	Composition
		Name	Type	Gender
Audit Committee	- Conduct audits of business and accounting - Evaluate the operation of Internal Control over Financial Reporting - Inspect the operation of the internal monitoring system	Lee, Sung-Ho	Chairperson, Non-Standing	Male
		Kim, Sung-Eun	Non-Standing	Female
		Kim, Tae-Ok	Standing	Male
ESG Committee	- Preliminary review of ESG related agendas of the Board of Directors - Review material ESG-related issues - Consult on ESG-related business strategies and specific plans	Kim, Jun-Ki	Chairperson, Non-Standing	Male
		Kang, Hoon	Non-Standing	Male
		Kim, Jong-Woon	Non-Standing	Male
		Oh, Heung-Bok	Standing	Male
Director Nomination Committee

-

Determine the nomination process for director candidates

-

Review and recommendation of director candidates

-

Negotiation of the management contract with the President candidate

-

Other matters related to the recommendation of the director candidates

Non-standing directors and external members appointed by the Board of Directors (Total 5-15 members)
Power System Committee

-

Preliminary review of major agendas requiring board approval in the power system sector

-

Deliberation on key management matters related to the power system

-

Inspection and feedback on the implementation of key policy plans and achievements

		Han, Jin-Hyun	Chairperson, Non-Standing	Male
		Cho, Seong-Jin	Non-Standing	Male
		Lee, Heng-Ryul	Non-Standing	Male
		Kim, Jae-Koon	Standing	Male

The ESG Committee consists of three non-standing directors and one standing director and is responsible for resolving major management issues related to ESG, establishing ESG management strategies and business plans, checking on the overall direction of sustainable management and monitoring achievements and issues related to such performance.

Under Regulations Concerning the Board of Directors, the chairperson of the Board of Directors is appointed from among non-standing directors to ensure directors’ independence and transparency.

KEPCO has not implemented an executive officer system, but KEPCO secures the independence of non-standing directors through the senior non-standing director system and the appointment of a non-standing director as chairperson.

Detailed Principle 4-② Director Eligibility Requirements

KEPCO does not discriminate based on gender, age, ethnicity, nationality or cultural background when appointing directors, and KEPCO requests various organizations to recruit director candidates to ensure diversity and balance in the composition of the Board. The qualifications required of directors include profound knowledge and experience in the relevant field, leadership and capabilities for organizational management, ethical behavior based on integrity and morality and other qualifications required in light of KEPCO’s special characteristics and environment. Currently, non-standing directors consist of experts in various fields such as finance, accounting, public, academic, and legal circles.

Details of the appointment and changes of directors are as follows:

Name	Type	Position Held Since	Date of Change	Reason for Change	Currently Holding Position

Lee, Jun-Ho	Standing	Feb. 27, 2023	Mar. 3, 2025	Resigned	No

Jun, Young-Sang	Standing	Mar. 7, 2023	May. 26, 2026	Expire	No

Seo, Guen-Bae	Standing	Jun. 26, 2023	May 19, 2025	Resigned	No

Kim, Dong-Cheol	Standing	Sep. 19, 2023	Sep. 19, 2023	Appointed	Yes

Seo, Chul-Soo	Standing	Dec. 11, 2023	Apr. 27, 2026	Expired	No

Oh, Heung-Bok	Standing	Feb. 21, 2024	Feb. 21, 2024	Appointed	Yes

Ahn, Jung-Eun	Standing	Jan. 6, 2025	Jan. 6, 2025	Appointed	Yes

Jung, Chi-Kyo	Standing	May 28, 2025	May 28, 2025	Appointed	Yes

Kim, Jae-Koon	Standing	Apr. 27, 2026	Apr. 27, 2026	Appointed	Yes

Kim, Tae-Ok	Standing	May 27, 2026	May 27, 2026	Appointed	Yes

Park, Chung-Kun	Non-Standing	May 2, 2023	Mar. 31, 2025	Retirement	No

Kim, Jong-Woon	Non-Standing	Aug. 22, 2022	May 7, 2026	Expired	No

Kim, Jun-Ki	Non-Standing	May 2, 2023	May 7, 2026	Expired	No

Han, Jin-Hyun	Non-Standing	Aug. 30, 2023	May 7, 2026	Expired	No

Kim, Sung-Eun	Non-Standing	Nov. 8, 2023	May 7, 2026	Expired	No

Lee, Sung-Ho	Non-Standing	Nov. 8, 2023	May 7, 2026	Other	No

Cho, Seong-Jin	Non-Standing	Dec. 4, 2023	May 7, 2026	Expired	No

Kang, Hoon	Non-Standing	May 1, 2024	May 1, 2024	Appointed	Yes

Lee, Heng-Ryul	Non-Standing	May 7, 2025	May 7, 2025	Appointed	Yes

Lee, Kyung-Sup	Non-Standing	May 8, 2026	May 8, 2026	Appointed	Yes

Moon, Jae-Do	Non-Standing	May 8, 2026	May 8, 2026	Appointed	Yes

Hwang, Jeong-Hwa	Non-Standing	May 8, 2026	May 8, 2026	Appointed	Yes

Kim, Jong-Wook	Non-Standing	May 8, 2026	May 8, 2026	Appointed	Yes

Jung, Do-Jin	Non-Standing	May 8, 2026	May 8, 2026	Appointed	Yes

Song, Jae-Do	Non-Standing	May 8, 2026	May 8, 2026	Appointed	Yes

Detailed Principle 4-③ Director Appointment Process

In accordance with the Act on the Management of Public Institutions, KEPCO must have a Director Nomination Committee to recommend candidates for positions of the CEO, the standing director who concurrently serves as a member of the Audit Committee and non-standing directors. We manage such details under Regulations Concerning Operations of the Director Nomination Committee.

The Director Nomination Committee is convened on an ad-hoc basis depending on the need for new appointment of directors. The committee members consist of non-standing directors and others selected by the Board of Directors and must be not less than five and not more than fifteen persons, of which the Board of Directors elects less than one-half of the members. The committee members are selected by the Board of Directors from various fields, such as law, economics, academia, media and labor relations, and are required to include one person who acts as a spokesperson for KEPCO under the relevant regulations. The chairperson of the Director Nomination Committee is elected from among the committee members who are non-standing directors by the vote of the members of the Director Nomination Committee.

In order to ensure transparency and fairness in the director nomination process, KEPCO strictly complies with its internal regulations and relevant laws regarding the eligibility criteria and review procedure. Moreover, KEPCO strictly verifies the eligibility criteria of each director candidate as required by the Act on the Management of Public Institutions, the Public Service Ethics Act and the Korean Commercial Act.

KEPCO provides detailed information on the director appointment process to shareholders at least two weeks before the general meeting of shareholders, to thoroughly review director candidates. Also, KEPCO persistently makes efforts to reflect minority shareholders’ opinions.

We do not exclude concentrated voting under the Articles of Incorporation of KEPCO. If concentrated voting is claimed by a shareholder who has more than 1% of the issued shares in a general meeting of shareholders that is subject to the appointment of more than two directors, we can adopt concentrated voting in accordance with the Korean Commercial Act.

Detailed Principle 4-④ Preventing the appointment of unqualified executives

In order to prevent the appointment of executives who may damage our corporate value or shareholders’ rights, we appoint our executives in accordance with the Guidelines for Personnel Management of Public Institutions. Unregistered executives are selected from applicants who have successfully completed KEPCO’s competency evaluation and are subject to an annual reconfirmation of their qualifications each year.

Core Principle 5. Responsibilities of non-standing directors

Detailed Principle 5-① Non-standing directors’ significant interests and transactions

As of today, non-standing directors of KEPCO do not hold employee positions with either KEPCO or KEPCO’s subsidiaries (except for a labor director). Also, KEPCO has not had any transactions with companies in which any of its non-standing directors is a major shareholder or currently holds a position. In order to ensure fairness and transparency in the appointment of non-standing directors, KEPCO carries out such appointments in a strict compliance with the specified procedures set out in Regulations Concerning Operations of the Director Nomination Committee after careful scrutiny for any statutory reason for disqualification under the Korean Commercial Act.

Details of the tenures of non-standing directors are as follows:

Name	Periods of holding positions in KEPCO (month)	Periods of holding positions in KEPCO, including KEPCO’s subsidiaries (month)

Kang, Hoon	25	25

Lee, Heng-Ryul (Labor Director)	13	368

Lee, Kyung-Sup	1	1

Moon, Jae-Do	1	1

Hwang, Jeong-Hwa	1	1

Kim, Jong-Wook	1	1

Jung, Do-Jin	1	1

Song, Jae-Do	1	1

Detailed Principle 5-② Non-standing directors’ concurrent position

According to the Act on the Management of Public Institutions and the Articles of Incorporation of KEPCO, non-standing directors are not restricted from holding concurrent positions at other organizations. Also, KEPCO does not have an internal regulation that prohibits its non-standing directors from holding concurrent positions at other organizations. As of June 1, 2026, Ms. Hwang, Jeong-Hwa currently holds a position as an outside director of BG T&A Co. since March 2021, Mr. Jung, Do-Jin concurrently holds a position as an outside director and Chairman of Audit Committee of LG Co., Ltd. since March 2025. Other non-standing directors of KEPCO do not concurrently hold any position in any other company.

Detailed Principle 5-③ Non-standing directors’ job performance support

Currently, KEPCO provides comprehensive support to non-standing directors through the Secretariat of the Board of Directors, and facilitates the duties of non-standing directors by offering prior explanations of board agenda items, providing relevant management information, and addressing additional requests necessary for the fulfillment of their responsibilities.

KEPCO also offers training programs designed to equip non-standing directors with the knowledge required to effectively perform their roles. In March and May 2025, training programs were held to strengthen expertise in agenda review and to deepen understanding of the global energy market through overseas site visits and discussion with key stakeholders.

In June 2025, the directors were briefed on the current status of electricity research and distribution and participated in inspections of experimental facilities. In December 2025, training focused on the responsibilities and roles of the Board in relation to the internal accounting management system.

Core Principle 6. Evaluation of Non-standing Directors

Detailed Principle 6-① Individual Evaluation of non-standing directors and Reflection on the results

Evaluation of the non-standing directors is conducted in accordance with the Act on the Management of Public Institutions. Evaluation criteria include attendance rates at board meetings, performance on the Board and contribution to KEPCO. One non-standing director was subject to the evaluation during the period from January 2025 to May 2026: Mr. Kang, Hoon in 2025.

The Committee for Management of Public Institutions evaluates a non-standing director’s performance in accordance with standards set by the Minister of the Ministry of Finance and Economy based on the Act on the Management of Public Institutions. The term of office for a non-standing director is two years, and it can be renewed in one-year increments based on one’s evaluation result at the discretion of the Minister of the Ministry of Finance and Economy.

If the evaluation result of a non-standing director’s performance is poor, the Minister of the Ministry of Finance and Economy may dismiss such non-standing director through a resolution by the Committee for Management of Public Institutions or propose a dismissal of such non-standing director to the person who has the right to appoint a non-standing director.

Detailed Principle 6-② Adequacy of Compensation

Compensation for a non-standing director does not exceed Won 30 million for a year including fixed monthly payment and extra payment for attending meetings, in accordance with the Guidelines for Director Compensation of Public Institutions. In line with the Regulations Concerning the Board of Directors, KEPCO may reimburse its directors for their expenses incurred from attending meetings or business trips related to Board activities or fees for collecting and analyzing data.

As of June 1, 2026, KEPCO does not grant stock options to the non-standing directors.

Core Principle 7. Operation of the Board of Directors

Detailed Principle 7-① Holding Regular Meetings and Laying out Details for Operations of the Board of Directors

KEPCO sets out details for the operation of the Board of Directors in the Articles of Incorporation of KEPCO and Regulations Concerning the Board of Directors. The Board of Directors is required to hold regular meetings on the third Friday of a calendar month and non-regular meetings as needed. Meetings of the Board of Directors are convened upon the request of the chairperson or of more than one-third of the Directors. Notice of the meeting is required at least seven days before the meeting. The Korean Commercial Act permits directors’ attendance by teleconference or video conference if needed.

The following table sets forth the details of the board meetings held from January 2025 to May 31, 2026.

Type	Number of Meetings	Average days between notice of the agenda and the meeting	Average Attendance Rate
Regular	16	7	93.2%
Non-regular	9	7	90.7%

Compensation for a non-standing director does not exceed Won 30 million for a year including fixed monthly payment and extra payment for attending meetings, in accordance with the Guidelines for Director Compensation of Public Institutions. The compensation details of executives are managed transparently by filing business reports and disclosing externally through public institutions management information systems.

KEPCO has subscribed to executive liability insurance to ensure reliable decision-making and stable management activities by directors. Since 2017, KEPCO has been transparently disclosing corporate governance policy and compliance with 15 key indicators to all stakeholders through corporate governance reports.

Detailed Principle 7-② Keeping the Minutes and Disclosing Directors’ Activities

KEPCO prepares minutes and depositions for each board meeting, specifying the time, place, attendees’ list, comments of attendees at the meeting and results of the resolutions. The minutes are also preserved at the headquarters after reporting and confirmation at the following board meeting.

On the minutes of board meetings, KEPCO records matters discussed, who attended, and whether directors approved each resolution.

The following table sets forth the attendance and approval rates of the directors over the last three years in 2023, 2024 and 2025;

	Type	Period in positions	Attendance Rate(%)				Approval Rate(%)
Name			Average	Recent 3 Years			Average	Recent 3 Years
				25	24	23		25	24	23

Lee, Jung-Bok	Standing	23.2.27~24.7.16	100	—	—	100	95.2	—	—	95.2

Lee, Jun-Ho	Standing	23.2.27~25.3.3	100	—	100	100	98.6	—	100	97.2

Jun, Young-Sang	Standing	23.3.7~26.5.26	100	100	100	100	91.5	88.5	100	86.1

Seo, Guen-Bae	Standing	23.6.26~25.5.19	96.9	—	100	93.8	98.6	—	100	97.2

Kim, Dong-Cheol	Standing	23.9.19~Present	97.9	100	100	93.8	97.5	96	100	96.4

Seo, Chul-Soo	Standing	23.12.11~26.4.26	100	100	100	100	97.1	94.1	100	97.2

Oh, Heung-Bok	Standing	24.2.21~Present	100	100	100	100	97.7	96.2	100	97

Ahn, Jung-Eun	Standing	25.1.6~Present	90	80	100	—	98	96	100	—

Jung, Chi-Kyo	Standing	25.5.28~Present	100	100	100	—	98.1	96.2	100	—

Kim, Jae-Koon	Standing	26.4.27~Present	100	100	—	—	100	100	—	—

Kim, Tae-Ok	Standing	26.5.27~Present	—	—	—	—	—	—	—	—

Kim, Jae-Shin	Non-Standing	21.7.9~24.4.30	100	—	—	100	80	—	—	80

Kim, Jong-Woon	Non-Standing	22.8.22~26.5.7	92	88.9	93.3	93.8	98.1	100	100	94.3

Kim, Jun-Ki	Non-Standing	23.5.2~26.5.7	95.8	100	100	87.5	95.2	94.4	97.1	94.1

Park, Chung-Kun	Non-Standing	23.5.2~25.3.31	84.4	—	75	93.8	98.2	—	100	96.4

Han, Jin-Hyun	Non-Standing	23.8.30~26.5.7	89.2	100	80	87.5	97.2	94.4	100	97.1

Kim, Sung-Eun	Non-Standing	23.11.8~26.5.7	80.8	66.7	88.3	87.5	94.6	100	100	83.9

Lee, Sung-Ho	Non-Standing	23.11.8~26.5.7	83.1	55.6	100	93.8	96.7	92.9	100	97.1

Cho, Seong-Jin	Non-Standing	23.12.4~26.5.7	100	100	100	100	94.4	94.4	97.1	91.7

Kang, Hoon	Non-Standing	24.5.1~Present	100	100	100	100	98.7	96.2	100	100

Lee, Heng-Ryul	Non-Standing	25.5.7~Present	100	100	100	—	94.1	92.3	95.8	—

Lee, Kyung-Sup	Non-Standing	26.5.8~Present	100	100	—	—	100	100	—	—

Moon, Jae-Do	Non-Standing	26.5.8~Present	100	100	—	—	100	100	—	—

Hwang, Jeong-Hwa	Non-Standing	26.5.8~Present	100	100	—	—	87.5	87.5	—	—

Kim, Jong-Wook	Non-Standing	26.5.8~Present	100	100	—	—	100	100	—	—

Jung, Do-Jin	Non-Standing	26.5.8~Present	0	0	—	—	0	0	—	—

Song, Jae-Do	Non-Standing	26.5.8~Present	100	100	—	—	87.5	87.5	—	—

The minutes of board meetings are made publicly available through All Public Information In-One (“ALIO”) website of the Ministry of Finance and Economy within fourteen days of a board meeting.

Core Principle 8. Subcommittees

Detailed Principle 8-① Composition of the Subcommittees

Under the Board of Directors, KEPCO established four subcommittees, namely, the Audit Committee, the Director Nomination Committee, the ESG Committee and the Power System Committee.

The Audit Committee is mandatory in accordance with the Act on the Management of Public Institutions and the Commercial Act and comprises one standing director and two non-standing directors.

The Director Nomination Committee recommends candidates for the CEO, a standing director for the Audit Committee, and non-standing directors. It also negotiates management contracts with the CEO candidate in accordance with the Act on the Management of Public Institutions. The Director Nomination Committee comprises non-standing directors and members appointed by the Board of Directors, and the Audit Committee comprises a majority of non-standing directors in accordance with relevant laws and regulations.

The ESG Committee consists of three non-standing directors and one standing director. It checks the overall direction of sustainability management and supervises its performance and issues, including deliberating on major ESG management issues and providing advice on ESG management strategies and related business plans.

The Power System Committee consists of three non-standing directors and one standing director and is in charge of the preliminary review of major agendas that require board approval, the deliberation of key management issues related to the power system, such as major plans for the power system requested by the board, and the inspection and feedback on the implementation of key policy plans and achievements related to the power system.

Detailed Principle 8-② Subcommittee Regulations

KEPCO establishes subcommittees in accordance with Regulations Concerning the Board of Directors. KEPCO sets out each subcommittee’s aim, applicable scope, duties, composition and the procedures for convening meetings and adopting resolutions under regulations concerning each subcommittee.

The Audit Committee conducts audits of KEPCO’s business and accounting, inspects the business and assets of the company and reports the results to the Board of Directors. The ESG Committee reviews an agenda related to ESG issues that are subject to resolution of the Board of Directors and reports its review results to the Board of Directors. The Power System Committee conducts a preliminary review of major matters relating to the power system and reports to the Board of Directors the results of its review, including with respect to the commencement of construction projects for major power facilities of 345 kV or higher. The Director Nomination Committee decides its composition (including non-standing directors and external members appointed by the Board of Directors) and evaluation standards for director candidates with a resolution of the Board of Directors. As the Director Nomination Committee comprises external members including non-standing directors and conducts reviews and makes recommendations of director candidates independently from the Board, it is not required to report its results to the Board of Directors.

Meetings of the Director Nomination Committee from January 2025 to May 31, 2026 were held as follows:

Date	Attendees/Total	Agenda	Results
Mar. 6, 2025	5/5	Determine recruiting schedule, means of recruiting and screening	Approved as proposed

Mar. 25, 2025	5/5	Document screening	Approved as proposed

Mar. 17, 2025	5/5	Determine recruiting schedule, means of recruiting and screening	Approved as proposed

Apr. 1, 2025	4/5	Document screening	Approved as proposed

Apr. 8, 2025	5/5	Interview	Approved as proposed

Apr. 1, 2025	4/5	Document screening	Approved as proposed

Feb. 11, 2026	5/5	Determine recruiting schedule, means of recruiting and screening	Approved as proposed

Feb. 26, 2026	5/5	Document screening	Approved as proposed

Feb. 11, 2026	5/5	Determine recruiting schedule, means of recruiting and screening	Approved as proposed

Mar. 3, 2026	5/5	Document screening	Approved as proposed

Mar. 5, 2026	5/5	Interview	Approved as proposed

Feb. 26, 2026	5/5	Determine recruiting schedule, means of recruiting and screening	Approved as proposed

Mar. 13, 2026	5/5	Document screening	Approved as proposed

Meetings of the ESG Committee from January 2025 to May 31, 2026 were held as follows:

Date	Attendees/Total	Agenda	Results
Mar. 21, 2025	4/4	Approval of implementation plan of Environmental Management of 2025	Accepted as amended
		Report on publishing plan of Sustainability Report of 2025	Accepted as reported

Jul. 22, 2025	4/4	Major issues and response strategies for carbon neutrality	Accepted as reported
		Report on domestic and overseas ESG trends	Accepted as reported
		Achievements in social equity employment and social corporate responsibility in 2025	Accepted as reported

Oct. 30, 2025	4/4	Efforts to promote fair trade with partners and achievements in 2025	Accepted as reported
		Report on publishing Sustainability Report of 2025	Approved as proposed

Dec. 24, 2025	4/4	KEPCO’s strategic plans for biodiversity conservation initiatives	Accepted as reported
		Achievements in social equity employment and social corporate responsibility in 2025 and plans for 2026	Accepted as reported

Feb. 26, 2026	3/4	Approval of implementation plan of Environmental Management of 2026	Approved as proposed
		Approval of amendments to Operational Regulations of ESG Committee	Approved as proposed
		Report on publishing plan of Sustainability Report of 2026	Accepted as reported

Meetings of the Power System Committee from January 2025 to May 31, 2026 were held as follows:

Date	Attendees/Total	Agenda	Results
Mar. 21, 2025	4/4	Report on the inspection results of power system operating standards	Accepted as reported
May 22, 2025	2/4	The eleventh long-term plan for power transmission and substation facilities	Review of the original proposal
		Establishment of the first long-term plan for power distribution	Accepted as reported
Jul. 18, 2025	4/4	The first long-term plan for power distribution	Review of the original proposal
Sep. 19, 2025	3/4	Commencement and early commencement of construction projects for 345kV or higher	Review of the original proposal

V.	Audit

Core Principle 9. Internal Audit

Detailed Principle 9-① Internal Audit’s Independence and Expertise

KEPCO maintains an Audit Committee pursuant to the Act on the Management of Public

Institutions. The Audit Committee consists of three directors, two of whom are required to be non-standing directors. The chairperson of the committee is required to be a non-standing director. At least one member of the committee must be an accounting or financial expert pursuant to the Enforcement Decree of the Korean Commercial Act.

The following table sets forth the members of the Audit Committee as of June 1, 2026;

Title	Type	Name	Experience Related to Audit
Chair person	Non-Standing	Lee, Sung-Ho	- Professor of Business Administration at the University of Seoul - President of Korean Marketing Association - Vice President of Korean Academic Society of Business Administration
Member	Non-Standing	Kim, Sung-Eun	- Professor of Advanced Technology Business, Graduate School of Kyung Hee University - Professor of Business Administration, Kyung Hee University
Member	Standing (Non-executive)	Kim, Tae-Ok

-   Associate Vice President of The Korean Institute of Electrical Engineers

-   Corporate Senior Executive Vice President & Chief Power Grid Officer at KEPCO

-   Vice President of Regional Headquarters KEPCO Gwangju-Jeonnam at KEPCO

One member of the Audit Committee is a standing director who is also non-executive, and such director is appointed based on the recommendation of the Director Nomination Committee and by resolution of the general meeting of shareholders. The other members of the Audit Committee who are non-standing directors are appointed from among the non-standing directors by resolution of the general meeting of shareholders; the members of the Audit Committee independently and separately conduct an audit on management. The standing director of the Audit Committee shall not concurrently hold the post of public official, executive or employee of the institution subject to self-audit and engage in duties for the purposes of financial gain other than public duties pursuant to the Act on Public Sector Audits.

In accordance with the Act on the Management of Public Institutions, the Articles of Incorporation of KEPCO, and the Regulations Concerning Operations of the Audit Committee, at least one accounting expert is appointed to the Audit Committee. The current accounting expert in the Audit Committee is Kim, Sung-Eun.

The committee carries out its duties independently of the Board of Directors and management to secure objectivity.

Matters subject to review and resolution by the Audit Committee are as follows:

•	Request to hold an extraordinary general meeting of shareholders;

•	Inspect the agenda and related documents for the general meeting of shareholders;

•	Report to the Board of Directors regarding a director’s contravention of laws and Articles of Incorporation;

•	Prepare an audit report on the financial statements to be submitted to the general meeting of shareholders;

•	Seek an injunction against a director if the director’s activities contravene KEPCO’s articles of incorporation or relevant laws and such activities are suspected of causing irreversible harm;

•	Request the directors to report on the status of the business

•	Represent KEPCO in case of a conflict of interest (including a lawsuit) between KEPCO and the directors;

•	Establish the annual audit plan;

•	Establish, amend or abolish KEPCO’s Code of Ethics and its related guidelines;

•	Approve the appointment, change and dismissal of external auditors;

•	Negotiate the compensation contract with external auditors;

•	Approve any non-audit work to be performed by external auditors;

•	Decide on the scope of matters that require consultation with external auditors;

•	Establish, modify and abolish the Regulations Concerning Operations of the Audit Committee and the Internal Regulations for Auditing; and

•	Any other matters deemed necessary by the Audit Committee or other matters delegated to the Audit Committee by the Board of Directors or by law.

The Audit Committee shall receive reports on the following:

•	Report by directors on business and operations

•	Results of the following audits:

-	Audit by the Board of Audit and Inspection

-	Comprehensive and special audits to the extent the results have a material effect on KEPCO’s business and management;

-	Annual audit results; and

-	Audit results requested by two or more non-standing directors

•	Annual audit training plan

•	Report from external auditors on a any illegal or improper behavior by a director in the course of performance of his or her duties

•	Report from external auditors on KEPCO’s violation of accounting standards and policies

•	Report from external auditors on the audit and related reporting

•	Evaluation of the auditing activities by external auditors

•	Design, performance and potential improvements related to the internal monitoring system

•	Review of the appropriateness of critical accounting policies and estimates

•	Review of the soundness of financial activities and the accuracy of financial reporting

•	Review of the appropriateness of public disclosure

•	Breach of the Management Instruction stipulated in the Audit Standard of Public Institutions and Quasi-Governmental Institutions

•	Any other matters deemed necessary by the Audit Committee.

The Audit Committee members are trained by external professionals to foster their expertise in audit. The following table sets forth the training undertaken by the Audit Committee members in 2025:

Date	By	Attending Members	Agenda
Nov. 21, 2025	KPMG Samjong Accounting Firm	Lee, Sung-Ho, Jun, Young-Sang	- Enhancement and response strategies of internal control over financial reporting for public enterprises

The Audit Committee, if necessary in carrying out its duties, may request employees of the company or the external auditor to attend at committee meetings, submit related materials, state their opinions and ask for consultation from external experts.

Any breach of law or KEPCO’s Articles of Incorporation by management will be reviewed and resolved by the Audit Committee and reported to the Board of Directors. The Audit Committee receives reports from the external auditor on a any illegal or improper behavior by a director in the course of performance of his or her duties. Any breach of the management will be scrutinized in accordance with the internal audit regulations depending on the materiality of the matter and when such breaches are of serious concern, they will be reported to investigative authorities.

The Audit Committee members attend Board of Directors meetings and receive reports on business management issues that are of great importance. As stipulated in Regulations Concerning Operations of the Audit Committee, the committee members may receive reports on matters of great importance when required by the committee.

KEPCO has established a support team for internal audits, which directly reports to the Audit Committee. KEPCO also has established six regional support teams for internal audits to oversee audit operations by region, thereby enhancing the internal control system. The support team consists of 133 professionals in fields such as sales, contracts, finance, materials, transmission and distribution.

The support teams for internal audits carry out comprehensive audits, ordinary audits and extraordinary audits based on the annual audit plan approved by the Audit Committee at the beginning of the year and regularly report the results of these audits to the Audit Committee and the Board of Directors. These audit results are available on KEPCO’s corporate website.

Personnel transfers in the Audit & Inspection Office of the headquarters are carried out by the President & CEO at the request of the standing member of the Audit Committee to ensure the independence of the support team for internal audits.

Compensation for members of the Audit Committee does not exceed Won 30 million per year including fixed monthly payment and extra payment for attending meetings, in accordance with the Guidelines for Director Compensation of Public Institutions. Also, KEPCO pays expenses such as travel expenses related to the Committee activities and fees for necessary materials to the Audit Committee members in accordance with the Regulations Concerning Operations of the Audit Committee.

Detailed Principle 9-② Regular meetings of the Audit Committee and Performance of the Members

Under the Regulations Concerning Operations of the Audit Committee, the committee holds regular meetings on a quarterly basis and also on an as-needed basis. Notice of the meeting specifying the time, place, purpose and agenda must be provided to the members of the committee at least seven days prior to the date of the meeting. The quorum for the committee meeting is a simple majority, and resolutions are made by the majority of the members present.

In 2025, the Audit Committee held 13 meetings. During those meetings, 31 agenda items including the audit plans for 2025, the audit results for 2024, and the appointment of external auditors and the evaluation of internal control over financial reporting were approved, and 27 agenda items were reported. Also, six meetings were held in 2026 as of this date. During those meetings, 13 agenda items including the audit plans for 2026 were approved and 11 agenda items were reported from January 1, 2026 to June 1, 2026.

Audit procedures are conducted in accordance with the audit regulations. Details of meetings of the Audit Committee including meeting date, venue, agenda, statements made and results are documented and signed by the members in attendance. The Audit Committee makes reports at general meetings of shareholders regarding the meeting agenda, investigation results and audit reports and statements in accordance with Regulations Concerning Operations of the Audit Committee and the Korean Commercial Act.

The following table sets forth the attendance rates of directors for the Audit Committee meetings in the last three years;

Type	Name	Attendance Rate (%)
		2024	2025	2026
Non-standing	Lee, Sung-Ho	88	100	100
Non-standing	Kim, Sung-Eun	93	15	0
Non-standing	Kim, Jae-Shin	100	—	—
Standing	Jun, Young-Sang	100	100	100

Core Principle 10. External Auditor

Detailed Principle 10-① External Auditor’s Independence and Expertise

(1) Appointment of External Auditors

As a listed company, KEPCO appoints the external auditor for three consecutive fiscal years subject to approval by the Audit Committee in compliance with the Act on External Audit of Stock Companies, etc.

The Audit Committee comprehensively considers the following qualities when approving the appointment of the external auditor: auditing period, appropriate number of skilled personnel, compensation, appropriateness of audit plans, independence and expertise. Moreover, by organizing a bidding evaluation committee, the Audit Committee evaluates each bidder with the criteria of financial condition, understanding of KEPCO, allocation and proposed management of professionals, project implementation plan, audit quality and the availability of other accounting services. The results of review, the number of meetings, attendants, and remarks are recorded in writing in the case of an in-person meeting for the appointment of an external auditor.

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The Audit Committee also approved a detailed plan for the appointment of an external auditor on July 21, 2021, and in accordance with such plan, a technical evaluation of an external auditor candidate was conducted on September 30, 2021. In addition, an in-person meeting for evaluation with an external auditor candidate was held on October 8, 2021. Accordingly, the Audit Committee approved the appointment of Ernst & Young Han Young as KEPCO’s external auditor for the fiscal years from 2022 to 2024 on October 15, 2021.

Also for the fiscal years from 2025 to 2027, the Audit Committee approved a detailed plan for the appointment of an external auditor on September 5, 2024. In accordance with such plan, a technical evaluation of an external auditor candidate was conducted on December 10, 2024. In addition, an in-person meeting for evaluation with an external auditor candidate was held on December 11, 2024. Accordingly, the Audit Committee approved the appointment of KPMG Samjong as KEPCO’s external auditor for the fiscal years from 2025 to 2027 on January 23, 2025.

The Audit Committee annually evaluates the audit performance of the external auditor based on compliance with the terms determined at the time of appointment, the adequacy of audit procedures, cooperation with the internal audit teams, and any sanctions by the regulatory authorities.

(2) Non-audit services of External Auditors

In limited circumstances, the Audit Committee may selectively authorize the external auditor to engage in non-audit services, but only after finding that there are no significant independence issues as well as confirming full compliance with Section 201 of U.S. Sarbanes-Oxley Act, the Code of Ethics for Korean Certified Public Accountants and Regulations Concerning Operations of the Audit Committee. The Audit Committee also considers any detriment to independence caused by such engagement, the need for a separate engagement agreement and the appropriateness of the fees being paid.

The external auditor provided non-audit services to KEPCO and its subsidiaries in the fiscal year 2025 as follows:

In thousands of Korean Won
Date	Services	External Auditor	Compensations
Feb. 27, 2025	Tax filing and advice for KOMIPO Van Phong Power Service	Ernst & Young Han Young	19,004
Mar. 14, 2025	Tax filing and advice for KOMIPO America and its sub-investee companies (a total of 10 entities)	KPMG Samjong Accounting Corp.	261,852
Apr. 10, 2025	Tax advice for KEPCO Australia and Bylong subsidiaries	Ernst & Young Han Young	64,000
Apr. 10, 2025	Tax filing and advice for the global minimum tax of KOMIPO Van Phong Power Service	Ernst & Young Han Young	36,960*
Apr. 10, 2025	Tax filing and advice for KEPCO KPS Philippine	Ernst & Young Han Young	24,048
Sep. 19, 2025	Corporate income tax filing and advice for KEPCO Mangilao Holdings LLC	KPMG Samjong Accounting Corp.	64,064
Sep. 19, 2025	Advice for transfer pricing documentation and filing of Qatrana Electric Power Company	KPMG Samjong Accounting Corp.	11,034
Sep. 19, 2025	Advice for transfer pricing documentation and filing of Fujeij Wind Power Company	KPMG Samjong Accounting Corp.	10,679

* As the decision on whether the financial statements will need to be restated to reflect the Global Minimum Tax depends on the outcome of the litigation, the contract amount was calculated based on two possible scenarios, and the service fee may change depending on that outcome. The service fee stated herein reflects the higher of the two contract amounts.

Detailed Principle 10-② Communications between the Audit Committee and the external auditor

The Audit Committee receives direct reports from the external auditor, without management in attendance, at least quarterly, and exchanges views on important matters.

The in-person meetings of the Audit Committee and the external auditor from fiscal year 2025 to June 1, 2026 are listed as follows:

Date	Contents
JAN. 23, 2025	Annual Report on the independence of external auditors
FEB. 12, 2025	Annual Report on the pre-independence of external auditors
FEB. 27, 2025	Report on the external audit progress for the fiscal year 2024
MAR. 11, 2025	Report on the external audit results for the fiscal year 2024
MAR. 14, 2025	Report on the external audit results for the fiscal year 2024
APR. 10, 2025	Report on the external audit progress of Form 20-F for the fiscal year 2024 to be filed with the U.S. Securities and Exchange Commission
APR. 28, 2025	Report on the external audit progress of Form 20-F for the fiscal year 2024 to be filed with the U.S. Securities and Exchange Commission
MAY 22, 2025	Report on the external audit results for the consolidated and separate financial statements for the first quarter of the fiscal year 2025
JUL. 17, 2025	Report on the external audit plan for fiscal year 2025
SEP. 19, 2025	Report on the external audit results for the consolidated and separate financial statements for the first half of the fiscal year 2025
NOV. 21, 2025	Report on the external audit results for the consolidated and separate financial statements for the third quarter of the fiscal year 2025, Report on changes to the external audit plan of the fiscal year 2025
DEC. 18, 2025	Report on the progress of the group audit by external auditors
JAN. 22, 2026	Annual Report on the independence of external auditors
FEB. 25, 2026	Report on the external audit progress for the fiscal year 2025

MAR. 10, 2026	Report on the external audit results for the fiscal year 2025
MAR. 13, 2026	Report on the external audit results for the fiscal year 2025
APR. 17, 2026	Report on the external audit progress of Form 20-F for the fiscal year 2025 to be filed with the U.S. Securities and Exchange Commission
APR. 29, 2026	Report on the external audit progress of Form 20-F for the fiscal year 2025 to be filed with the U.S. Securities and Exchange Commission

The external auditor reports to the Audit Committee on important matters discovered during audit procedures through various methods, including face-to-face meetings, e-mail and phone calls. The Audit Committee gives full support to the external auditor in conducting audit procedures. Communications between the external and internal audit teams, as well as important matters identified by the external auditors, are reflected in internal audit procedures after review by the internal audit teams.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Joo, Hwa-Sik
Name: Joo, Hwa-Sik
Title: Vice President

Date: July 2, 2026